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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67294

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALIRA HEALTH TRANSACTION SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 GRANT STREET
(No. and Street)

FRAMINGHAM	MA	01702
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan Pastore	(617) 548-0006	dan.pastore@alirahealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	02494
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Pastore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALIRA HEALTH TRANSACTION SERVICES, LLC_____, as of 3/28_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Manager

Daniel Pastore who produced Massachusetts
drivers license as identification

See Attached Certificate of Acknowledgment
_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TEXAS ORDINARY CERTIFICATE OF ACKNOWLEDGMENT
Civil Practice & Remedies Code § 121.007

The State of Texas

County of Jefferson



Before me,

E'Chanda Manette Goodman,
Name and Character of Notarizing Officer, e.g., "John Smith, Notary Public"
on this day personally appeared

Daniel Pastore,
Name of Signer

☐ known to me
☐ proved to me on the oath of

N/A
Name of Credible Witness

X proved to me through

Massachusetts drivers license
Description of Identity Card or Document

to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he/she executed the same for the purposes and consideration therein expressed.

Given under my hand and seal of office this

1st day of April, 2024
Day *Month* *Year*

E'Chanda Manette Goodman
Signature of Notarizing Officer

NOTARY PUBLIC STATE OF TEXAS
ECHANDA MANETTE GOODMAN
Notary ID #132642149
My Commission Expires
August 25, 2024

This notarial act was an online notarization along with multi-factor authentication and using audio/video recording.
Daniel Pastore who produced Massachusetts drivers license as identification

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: United States Securities and Exchange Commission

Document Date: April 01, 2024 Number of Pages: 3

Signer(s) Other Than Named Above: In: N/A

ALIRA HEALTH TRANSACTION SERVICES LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year ended December 31, 2023

TABLE OF CONTENTS



MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

March 27, 2024

TO THE DIRCTORS AND EQUITY OWNER OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alira Health Transaction Services, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.℠



Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRCTORS AND EQUITY OWNER OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
March 27, 2024
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494



Alira Health Transaction Services, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and equivalent	$	249,331
Other receivable		79,492
Total Assets		328,823

Liabilities and Member's Equity

Liabilities		
Accrued expenses & Accounts Payable		18,947
Total Liabilities		18,947
Member's Equity		
Member's Equity		309,876
Total Liabilities and Member's Equity	$	328,823

See accompanying Independent Registered Public Accounting firm's report and financial statements

Alira Health Transaction Services, LLC
Statement of Income
For the Year Ended December 31, 2023

Revenue		
Fees income	$	296,334
Miscellaneous Fees		1,500
Total Revenue		297,834
Expenses		
Franchise Taxes		5,200
Office and administrative fees		1,750
Professional fees		18,647
Regulatory fees		22,444
All other expenses		710
Total Expenses		48,751
Net Income	$	249,083

See accompanying Independent Registered Public Accounting firm's report and
financial statements

Alira Health Transaction Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance, December 31, 2022	$ 32,621
Capital Contribution	28,172
Net Income	249,083
Balance, December 31, 2023	$ 309,876

See accompanying Independent Registered Public Accounting firm's report and financial statements

Alira Health Transaction Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Investments received in lieu of cash	$	-
Investments paid in commissions in lieu of cash		-
Cash Flows from Operating Activities:		
Net income		249,083
Accounts Receivable		(77,613)
Accounts Payable		12,647
Net cash provided by operating activities		184,117
Cash Flows from Financing Activities:		
Member Contributions		28,172
Net cash provided by financing activities:		28,172
Net increase in cash		212,289
Cash - beginning of the year		37,042
Cash - end of the year	$	249,331
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

See accompanying Independent Registered Public Accounting firm's report and financial
statements

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2023

Note 1   **Organization and nature of business**

Alira Health Transaction Services, LLC (the "Company") was formed in February, 2006 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2   **Summary of significant accounting policies**

Method of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

The Company did not incur costs to obtain revenue contracts with its customers. In the event that it did incur these costs, it would amortize the costs to expense over the time period that the services are expected to be provided to the customer.

Revenue from contacts with its customers include fees from placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. In some circumstance, significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenues were derived from placement fees.

Note 2   **Summary of significant accounting policies (continued)**

Income taxes

The Company has elected to have the LLC treated as a single-member LLC. Accordingly, the LLC is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax return of the member.

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three years are subject to examination by taxing authorities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short-term nature of these assets and liabilities.

Subsequent events

The Company has evaluated subsequent events through March 27, 2024, which is the date the financial statements were available to be issued.

ALIRA HEALTH TRANSACTION SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2023

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2023 the Company's net capital was $230,385, which was $225,385 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.0822 to 1.

Note 4   **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Statement of cash flows**

For the year ended December 31, 2023, the Company did not have any significant non-cash investing or financing activities.

Alira Health Transaction Services, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2023

Computation of Net Capital

Total ownership equity from statement of financial condition	$	309,876
Less - non allowable assets:		(79,492)
Net Capital	$	230,384

Computation of Net Capital Requirements
Minimum net aggregate indebtedness -

6.67% of net aggregate indebtedness	$	1,264
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	225,384

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	228,489
Computation of Aggregate Indebtedness		
Total liabilities	$	18,947
Total liabilities for net capital computation	$	18,947
Aggregate indebtedness to net capital		0.08 to 1

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2023)

Net Capital, as reported in Company's part II (unaudited) FOCUS report, as amended	$	230,384
Net Capital per above	$	230,384

No material differences exist between the audited computations of net capital and the unaudited net capital as reported in the Company's FOCUS report for the year ended December 31, 2023.

Alira Health Transaction Services, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.



MORRIS & MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

March 27, 2024

TO THE DIRCTORS AND EQUITY OWNER OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Alira Health Transaction Services, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) Alira Health Transaction Services, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and the (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception. Alira Health Transaction Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Alira Health Transaction Services, LLC 's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.



Morris + Morris, P.C.
Certified Public Accountants



32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

ALIRA HEALTH TRANSACTION SERVICES, LLC

Alira Health Transaction Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the followings:
1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAIB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.
Alira Health Transaction Services, LLC.

As Partner, Transaction Advisory in Alira Health Transaction Services, LLC, I affirm that to the best of my knowledge and belief, the aforementioned is true and correct.

By:

DocuSigned by:

Dan Pastore

CB8AB90A36EB49B

Daniel E. Pastore, Partner, Transaction Advisory